UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2002

TSAKOS ENERGY NAVIGATION LIMITED
(Exact name of Registrant as specified in its charter)

367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

This document contains __ pages. The exhibit index is located in page 2.

EXHIBIT INDEX

1. Proxy Statement of the Company distributed to shareholders in connection with its 2002 Annual Meeting of Shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2002

TSAKOS ENERGY NAVIGATION LIMITED

By: ________________________
Nikolas P. Tsakos
President

Exhibit 1

TSAKOS ENERGY NAVIGATION LIMITED
(TEN)

367 Syngrou Avenue, 175 64 P. Faliro, Hellas
Tel.: 301 9407 710-3 • **FAX:** 301 9407 716

NOTICE IS HEREBY GIVEN THAT THE TENTH ANNUAL GENERAL MEETING OF THE COMPANY WILL BE HELD AT THE OFFICES OF TSAKOS ENERGY NAVIGATION LIMITED, MEGARON "MAKEDONIA", 367 SYNGROU AVENUE, 175 64 P. FALIRO, ATHENS, GREECE ON 30 MAY 2002 AT 14:00 WHEN THE FOLLOWING BUSINESS WILL BE TRANSACTED.

AS ORDINARY BUSINESS

1. **Re-election of directors**

   To re-elect as directors Mr D J Stavropoulos and Mr P Nicholson, who retire by rotation.

2. **Accounts**

   To receive and consider the audited financial statements of the Company for the period ended 31 December 2001, together with the auditors' report.

3. **Auditors**

   To appoint Arthur Andersen, Athens and Ernst & Young, Athens as auditors for the year to 31 December 2002 and to authorise the directors to set their remuneration.

4. **Directors' remuneration**

   To set the remuneration of the directors.

By order of the Board.

....

Nikolas Tsakos
President
Chief Executive Officer

Dated: 2 May 2002

The attached Proxy Statement more fully describes the foregoing proposals. Only shareholders of record at the close of business on 25 April 2002 are entitled to notice of and to vote at the Annual General Meeting and any adjournments or postponements thereof. The presence in person or by proxy of at least two shareholders will constitute a quorum for the transaction of business at the

Annual General Meeting.

A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company. An instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed or a certified copy of such power of attorney shall be deposited at the offices of Tsakos Energy Navigation Limited set out above before the time for holding the meeting.

TSAKOS ENERGY NAVIGATION LIMITED
(TEN)

367 Syngrou Avenue, 175 64 P. Faliro, Hellas
Tel.: 301 9407 710-3 • FAX: 301 9407 716

PROXY STATEMENT
Annual General Meeting of Shareholders
To Be Held on May 30, 2002

This Proxy Statement is being provided to shareholders of Tsakos Energy Navigation Limited, a Bermudian corporation ("the Company"), in connection with the solicitation of proxies by the Company's Board of Directors for use at the Annual General Meeting of Shareholders of the Company to be held on May 30, 2002, and at any adjournment thereof (the "Annual Meeting"). A copy of the Notice of the Annual Meeting accompanies this Proxy Statement. The approximate date on which this Proxy Statement and the accompanying proxy will be first given or sent to shareholders is 2 May 2002.

At the Annual Meeting, shareholders will be asked to consider and act upon proposals to:

(a) re-elect two directors who retire by rotation.

(b) to receive and consider the audited financial statements of the Company

(c) to re-appoint Arthur Andersen, Athens and Ernst & Young, Athens as auditors to the Company and to authorise the directors to set their remuneration

(d) to set the remuneration of the directors.

Only shareholders of record on 25 April 2002 ("the Record Date") are entitled to notice of and to vote at the Annual Meeting and at any adjournments or postponements thereof. Each shareholder of record is entitled to one vote for each share of the Company's ordinary shares par value $1.00 per share ("the Common Stock"), held on the Record Date. The presence in person or by proxy of two shareholders will be a quorum for the transaction of business at the Annual Meeting. On the Record Date, the Company had 16,978,857 shares of Common Stock outstanding and entitled to vote.

Each proposal must be approved by a majority of the votes cast, in person or by proxy, by shareholders entitled to vote at the Annual Meeting. Abstentions and broker non-votes (if any) will not be counted as votes cast on any proposal.

If the proxy in the enclosed form is duly executed and returned, all shares of Common Stock represented thereby and entitled to vote at the Annual Meeting will be voted and, where specification is made by the shareholder on the form of proxy, will be voted in accordance with such specification. If no specification is given, the persons named in the accompanying proxy intend to vote FOR each of the proposals. The Board of Directors of the Company has carefully considered each of the proposals being submitted to the shareholders at the Annual Meeting and unanimously recommends that shareholders vote FOR each proposal.

Any shareholder may revoke his proxy by delivering notice of revocation to the Secretary of the Company at any time before such proxy is voted.

The Board of Directors does not know of any matter, other than those set forth herein, that is expected to be presented for consideration at the Annual Meeting. If other matters properly come before the Annual Meeting, however, the persons named in the accompanying proxy intend to vote thereon in accordance with their judgement.

All expenses of this solicitation, including the cost of preparing and mailing this Proxy Statement, will be borne by the Company. Solicitation of proxies will be primarily by mail. The Company has employed D F King, to assist in the solicitation of proxies on its behalf. Proxies may also be solicited by directors, officers or employees of the Company in person, by telephone or otherwise.

PROPOSAL ONE
RE-ELECTION OF DIRECTORS

The Board of Directors has fixed its number at not less than five nor more than 15. Under the Company's Bye-laws, one third (or the number nearest one third) of the Board of Directors (with the exception of any managing director) retires by rotation each year.

The Bye-laws require that one-third of the directors to retire by rotation be those who have been longest in office. Since all the directors were re-elected last year (under the then existing provisions) they have all been in office for an equal length of time. The bye-laws specify in that case that the directors to retire are to be determined by lot unless they agree otherwise amongst themselves). Mr Stavropoulos and Mr Nicholson have been chosen by lot to retire and present themselves for re-election.

Biographical details of the retiring directors

Mr Stavropoulos has served as chairman of the Board since June 1994. He spent 33 years with The First National Bank of Chicago and its parent, First Chicago, most recently as executive vice president and chief credit officer, and retired in 1990. He chaired the bank's credit strategy committee, the country risk management council and the economic council. He was appointed by President George Bush to serve for life on the Presidential Credit Standards Advisory Committee. From 1979 to 1992, he was a director of CIPSCO, the Central Illinois Public Service Company, an electricity and gas public utility, now part of the Ameren Corporation. From 1962 to 1968, he was an instructor of Economics and Finance at Northwestern University. Mr Stavropoulos is a chartered financial analyst and has been a member of various professional societies including the Robert Morris Associates (as national director) and Association of Reserve City Bankers.

Mr Nicholson has been a member of our Board since September 1993. He was a managing director and chairman of Camper Nicholson Limited, yacht builders; after its merger with Crest Securities Limited to form Crest Nicholson Plc, he became a director of the company. In 1998, Mr Nicholson became a non-executive director of Crest Nicholson Plc and has served as a director of Lloyds TSB Group Plc and two insurance broking companies. From 1990 to 1998, he was chairman of Carisbrooke Shipping Plc, which operates a fleet of fifteen vessels between 2,500 and 5,000 tons. Mr Nicholson is also a consultant to J & H Marsh & McLennan (UK) Limited, international insurance brokers and underwriters, and is qualified as a naval architect.

Biographical details of directors continuing in office

Mr. Tsakos has served as our president and chief executive officer since September 1993 and has been a member of our Board since September 1993. Since 1981, Mr. Tsakos has been involved in ship management and has seafaring experience of 36 months. Mr. Tsakos is a vice president of the Hellenic Marine Environment Protection Agency, a member of the council of the Independent Tanker Owners Association, a member of the board of the Union of Greek Shipowners, and a member of the board of the Greek Shipping Co-operation

Committee and the American Bureau of Shipping. Mr. Tsakos is also a director of Burren Energy PLC, an integrated oil and transport business. Mr. Tsakos was a director and the president of Global Ocean Carriers Limited from March 1995 to December 1999. Mr. Tsakos is the cousin of Mr. Saroglou.

Mr. Jolliffe became our deputy chairman in July 2001 and has been a member of our Board since September 1993. Mr. Jolliffe is also the non-executive chairman and principal shareholder of Manley Hopkins Group, which he joined in 1971. Until March 1995, Mr. Jolliffe was president and chief executive officer of Global Ocean Carriers Limited. Mr. Jolliffe serves as a director of Global and has served as its vice president since March 1995. From 1993 to 1998, Mr. Jolliffe served as director of Tsakos Energy Management. He is a director of Royal Olympic Cruise Lines Inc., a cruise shipping company quoted on the NASDAQ market; and of Stenoak Associates Services Plc, an industrial services company which trades on the London AIM exchange. He is also a director of a number or privately held companies engaged in the shipping and property management industries.

Mr. Saroglou has served as our chief operating officer since May 1996 and has been a member of our Board since July 2001. Since January 1999, Mr. Saroglou has served as chief executive officer of Global Ocean Carriers Limited, and became director of Global in December 1999. He was chief operating officer of Global from 1996 until 1998. From 1995 to 1996, he was employed in the trading department of Tsakos Group. From 1987 to 1995, he was marketing and technical manager of Pan Systems SA, a supplier of computer systems and the largest dealer of IBM hardware in Greece. Mr. Saroglou serves as a director of Pan Systems SA. Mr. Saroglou is the cousin of Mr. Tsakos.

Mr. Taragoni has been a member of our Board since September 1993. In 1955, Mr. Taragoni began his involvement in the shipping industry at Ballestrero, Tuena and Canepa, an Italian ship agent. He is the founder and president of Nolarma Noleggi & Armamento Srl, an Italian ship agent. He is also the founder and president of Nolarma Tankers Srl, an Italian shipbroking firm. From 1973 to 1995, he was a council to Intertanko and of Porto Petroli SpA of Genoa from 1975 to 1996.

Information about Directors

During the year ended December 31, 2001 five meetings of the Board of Directors were held. All current directors attended at least 75% of the Board meetings.

There are four standing committees of the Board of Directors: a Chartering Committee a Capital Markets Committee, a Risk Committee and an Audit Committee.

The members of the audit committee are Messrs. Nicholson, Stavropoulos and Jolliffe. The audit committee is responsible for recommending to the Board of Directors the engagement of our independent auditors and reviewing with our independent auditors the scope and results of the audits, our internal accounting controls, audit practices and the professional services furnished by our independent auditors.

The members of the chartering committee are Messrs. Tsakos, Stavropoulos and Taragoni. The chartering committee is responsible for reviewing Tsakos Shipping chartering and market operations of the fleet.

The members of the capital markets committee are Messrs. Tsakos, Stavropoulos and Jolliffe. The capital markets committee is responsible for reviewing financing opportunities for us in the capital markets.

The members of the risk committee are Messrs. Stavropoulos, Nicholson, Tsakos, and our finance director (who is not a member of the Board of Directors), Mr. Durham. The primary role of the risk committee is to:

- continuously review and assess all activities that may generate exposure to risk and ensure we are taking appropriate measures;
- ensure that our policies and procedures for evaluating and managing risks are effective and do not significantly increase overall risk; and
- assess the effectiveness of derivative contracts and recommend, if necessary, the early termination of any contract.

Every director, secretary, officer of the Company and member of a committee constituted under the Bye-Laws (and his heirs and legal representatives) shall be indemnified out of the funds of the Company against all civil liabilities, loss, damage, charge or expense (including but not limited to an amount paid to settle an action, satisfy a judgment, liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him as such director, secretary, officer or committee member while exercising his powers and discharging his duties under the Bermudian Companies Acts and the Bye-Laws and the indemnity extends to any person acting as a director, secretary, officer or committee member in the reasonable belief that he has been so appointed or elected notwithstanding any defect in such appointment or election. The indemnity contained in the Bye-Laws does not extend to any matter which would render it void pursuant to the Bermudian Companies Acts.

PROPOSAL TWO
AUDITED FINANCIAL STATEMENTS

The Board of Directors, acting on the recommendation of the Audit Committee, recommends the reception by the company's shareholders of the audited financial statements for the fiscal year ended 31 December 2001.

PROPOSAL THREE
APPOINTMENT OF AUDITORS

The Board of Directors, acting on the recommendation of the Audit Committee, recommends approval by the Company's shareholders of the appointment of Arthur Andersen, Athens, Greece and Ernst & Young, Athens, Greece as auditors of the Company for the fiscal year ending December 31, 2002. A representative of Arthur Andersen and Ernst & Young will be present at the Annual Meeting and will be afforded the opportunity to make a statement if he or she decides to do so. Such representative will also be available to respond to appropriate questions from shareholders at the Annual Meeting.

PROPOSAL FOUR
DIRECTORS' REMUNERATION

Managing directors receive no compensation. In 2001 a fee of $40,000 was paid to each non-executive director and a $60,000 fee to the chairman of the Board. The fees scheduled for 2002 are unchanged.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our outstanding common shares as of the date of completion of our initial public offering of our common shares in the United States by:

- each person or entity that we know beneficially owns 5% or more of our common shares;
- our chief executive officer and our other four most highly compensated executive officers;
- each of our directors; and
- all our current directors and executive offers as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In general, a person who has voting power and/or investment power with respect to securities is treated as a beneficial owner of those securities. It does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights currently exercisable or exercisable within 60 days of the date of completion of our initial public offering of our common shares in the United States are considered as beneficially owned by the person holding such options, warrants or rights. The applicable percentage of ownership of each shareholder is based on 16,978,857 common shares outstanding after the completion of our initial public offering of our common shares in the United States and the concurrent sale of common shares to Sea Consolidation S.A. of Panama.

Name of Beneficial Owner	Shares Beneficially Owned	
Principal Shareholders	**Number**	**Percent**
Kelley Enterprises Inc. (1)(3)	1,652,212	9.7%
Marsland Holdings Limited (1)(3)	1,024,234	6.0%
Redmont Trading Corp. (2)(3)	820,356	4.8%
Sea Consolidation S.A. of Panama (4)	1,000,000	5.9%
Omega Advisors, Inc.	934,464	5.5%
Nathan Lowe (5)	847,037	5.0%
Capital Research	682,903	4.0%
Executive Officers And Directors		
D. John Stavropoulos	49,272	*
Nikolas P. Tsakos	15,000	*
Michael G. Jolliffe	10,000	*
George V. Saroglou	12,000	*
Paul Durham	8,000	*
Emmanuel G. Pantelides	5,000	*
Peter Nicholson	10,000	*
Antonio Taragoni	10,000	*
All executive officers and directors as a group (8 persons)	119,272	

* Less than 1%.

(1) Kelley Enterprises and Marsland Holdings are wholly-owned subsidiaries of First Tsakos Investments Inc., which is in turn wholly-owned by Tsakos Holdings Foundation.

(2) Redmont Trading Corp. is wholly-owned by Tsakos Holdings Foundation.

(3) The Tsakos Holdings Foundation is a Liechtenstein foundation whose beneficiaries include persons and entities affiliated with the Tsakos family, charitable institutions and other unaffiliated persons and entities. The council which controls the Tsakos Holdings Foundation consists of five members, two of whom are members of the Tsakos family. Under the rules of the SEC, beneficial ownership includes the power to directly or indirectly vote or dispose of securities or to share such power. It does not necessarily imply economic ownership of the securities. Members of the Tsakos family are among the five council members of the Tsakos Holdings Foundation and accordingly may be deemed to share voting and/or dispositive power with respect to the shares owned by the Tsakos Holdings Foundation and deemed the beneficial owners of such shares.

(4) Sea Consolidation S.A. of Panama is controlled by members of the Tsakos family.

(5) Includes 410,773 shares beneficially owned by Mr. Low's retirement account and 323,964 shares held by the Sunrise Foundation Trust as to which trust Mr. Low is a decision-maker, but not a beneficiary. Mr. Low disclaims beneficial ownership of 112,300 of the shares listed in the table above, which are held by members of Mr. Low's family.

OTHER MATTERS

The Company is unaware of any matters, other than those identified above, which will be brought before the Annual Meeting for action. If any other matters properly come before the Annual Meeting, it is the intention of the persons named in the enclosed form of proxy to vote such proxy in accordance with their judgment in such matters.

By Order of the Board of Directors

George V. Saroglou
Director

2 May 2002